KRAMER LEVIN NAFTALIS & FRANKEL LLP

George M. Silfen Partner Phone (212) 715-9522 GSilfen@KramerLevin.com

February 11, 2013

Christina DiAngelo Securities and Exchange Commission Washington, D.C.20549

Re:	MVC Capital, Inc. (the "Company")
File Nos.: 333-184803 and 814-00201

Dear Ms. DiAngelo:

Set forth below are responses to comments/questions received from you via telephone on February 4, 2013 in connection with the filing of Pre-effective Amendment No. 1 on January 23, 2013 to the Company's Registration Statement on Form N-2 filed on November 7, 2012 (the "Registration Statement").  The responses below summarize the responses provided by telephone on the February 4, 2013 call.  Capitalized terms used, but not defined, in this letter have the meanings ascribed to them in the Registration Statement.

1.	Please provide a high level overview of the Company’s business model and strategy.

Current management, led by Michael Tokarz (“Management”), took over the Company in 2003.  At the time, the Company had existing capital loss carryforwards, and Management sought to take advantage of such carryforwards with a strategy of acquiring and selling companies.  When investing in a portfolio company, the Company may invest in its debt or equity but generally has been seeking to obtain a controlling interest in any tranche of debt or equity in which it invests.  The Company is generally a long-term investor and typically targets smaller companies that need liquidity.  More recently, Management has sought to migrate the Company’s portfolio more towards debt/yielding investments.  As for exiting its investments, the Company generally seeks a sale or refinancing depending on how it is invested in a given portfolio company (e.g., if the Company has a controlling equity interest, it will typically seek a sale to a strategic

1177 Avenue of the Americas   New York NY 10036-2714   Phone 212.715.9100   Fax 212.715.8000
990 Marsh Road   Menlo Park CA 94025-1949   Phone 650.752.1700   Fax 650.752.1800
47 Avenue Hoche   75008 Paris France   Phone (33-1) 44 09 46 00   Fax (33-1) 44 09 46 01
www.kramerlevin.com

Securities and Exchange Commission
February 11, 2013

buyer, and if the Company holds debt, it will typically seek to get paid out through a refinancing).

2.	Please clarify whether the Company is typically the only investor in its investments.

The Company is typically the sole investor, although that is not always the case.  For instance, the Company may have partners that take a minority stake in an investment (e.g., the family owners or management of the portfolio company).  In the case of an equity investment, the Company may bring in partners for the debt portion of an investment’s capital structure, whereas in the case of a debt investment, the Company will typically seek to invest alone so that it can control that tranche of debt.

3.	Please clarify how the Company thinks about control with respect to an investment (i.e., how does it typically seek to control an investment, with what type of instruments).

The Company looks at control from two perspectives (i) a majority of economic equity or (ii) board control.

4.	Please clarify how the Company views refinancing in the context of its valuation approach.

A refinancing typically serves as a good determinant of fair market value of existing debt holdings.

5.
Please clarify whether the definition of “control” from the Investment Company Act of 1940, as amended (the “1940 Act”) guides the Company’s determination from an accounting perspective as it relates to fair valuing an investment.

The 1940 Act definition of “control” does not guide how control is evaluated for purposes of the Company’s valuation approach.

6.	Please clarify whether the Company holds any investments where its debt and equity positions are tied together by rights or provisions.

Generally, the debt and equity are two separate instruments without contractual linkage.   However in certain instances where the investments are contractually linked, the debt agreements contain a “change of control” provision which typically requires the

Securities and Exchange Commission
February 11, 2013

repayment of the debt and all accrued interest if the Company’s fully diluted ownership falls below 51% or substantially all of the borrower’s assets are sold or transferred.

7.	Please clarify whether the Company typically has the ability to unilaterally effect a change in control for portfolio companies it controls.

Yes.

8.	Please clarify what the Company’s general valuation approach is in a situation where the Company owns debt and minority equity in a portfolio company.

In a case where the Company owns minority equity and debt positions in the same portfolio company, it will value those two instruments separately.  Consistent with the Company’s valuation policies, for the debt instrument, the Company will apply its market yield approach using its fair market rating grid system.  For the equity instrument, the Company uses a variety of other different methodologies, consistent with the Company’s disclosed fair valuation policies.

9.
Please clarify the mechanics of an “in piece” sale of a portfolio company per the Company’s response to Section 89, where it states that the principal exit market for a controlled portfolio company is a sale in whole or in piece.

To date, the Company has not sold a small piece of a control equity investment; it has either sold all or none of it.  Further, selling “in piece” would generally not be expected, as these are not publicly traded securities where one could sell a share or two.

10.
In situations where the Company has a controlling equity interest and also holds a debt position, please clarify whether the Company typically enters into the debt and equity positions at the same time, and, if there are other debt investors, how they acquired the debt.

Typically, in the case of control investments, the Company enters into the equity and the debt at the same time, and it is a matter of designing a capital structure that matches both the Company’s and the portfolio company’s mutual desires for returns and capital structuring.  As for other investors that participate in the debt of these portfolio companies, they typically come in at the same time the Company is participating in the financing, or, if a different time, these other investors are typically invested in another portion or tranche of the debt capital structure.

Securities and Exchange Commission
February 11, 2013

11.	Please clarify how the Company values instruments that are paying payment-in-kind (“PIK”) interest and why such instruments are as common as they are in the Company’s debt portfolio.

As of October 31, 2012, based on fair market value, 23% of our portfolio was comprised of securities with a PIK component.  For an investment with PIK interest, the PIK interest is capitalized to the principal balance of the loan and is taken into account as additional debt on the portfolio company, as it is contractually owed to the Company.  For non-control loans, once capitalized, PIK interest is taken into account as part of the Company’s credit matrix analysis (as the additional debt impacts the credit metrics and leverage ratios of the portfolio company).  For control loans, the capitalized PIK interest is included in the enterprise value waterfall, and proceeds are allocated to the debt in the order as would be contractually required by the loan agreements.  For various debt investments, the Company has sought PIK-interest paying instruments because of the potential upside – i.e., it may be in the Company’s best interest to have a portion of its holdings in a performing investment, instead of cash.  Also, it is the Company’s belief that a PIK component on a non-control debt investment can promote more timely liquidity as the control investor’s value is diluted the longer the PIK instrument is left outstanding.

12.	Please clarify how the Company values its investment in SGDA.

The Company controls the economic equity and board of SGDA Europe, the holding company of which SGDA is a wholly-owned subsidiary.  The Company made a direct debt investment into the SGDA subsidiary and because of the control relationship between SGDA and SGDA Europe, the Company values the SGDA subsidiary investment as a control position.

13.	For 946 purposes, please clarify how the Company views the “unit of account” as it relates to the valuation of debt and equity positions, and how the Company allocates value between those positions.

For the Company’s control positions, it looks at the unit of account as the entire issuer.  With respect to allocating between the debt and equity positions, the Company uses an enterprise value waterfall methodology following application of the portfolio company’s enterprise value.  The waterfall methodology works as follows:  once a portfolio company’s enterprise value is arrived at, the Company assumes that this is an estimate of proceeds to be received for a sale of the entire portfolio company on a debt-free basis.  These estimated proceeds are then distributed to all of the stakeholders in the portfolio company based on their contractual rights to receive these proceeds (i.e. – senior debt, then junior debt, followed by preferred equity and finally common equity).

Securities and Exchange Commission
February 11, 2013

For the Company’s non-control positions, it looks at the individual security as the unit of account.  The value of these individual securities is based on the assumptions that a hypothetical market participant would use to value the security in a current hypothetical sale.

14.
For 820 purposes, when the Company puts a debt instrument in its credit matrix and places it in a bucket with a certain range, please clarify whether the Company has thought about whether par does reflect, or is the most reflective of, the value that other market participants would be willing to transact for that instrument.

Yes, anticipated market participant views, such as broker quotes or recent transactions, are considered when available.  In that regard, the Company also considers that it is generally holding illiquid, smaller companies and, as a result, the universe of people willing to lend to such companies is relatively small or non-existent.

15.
Please clarify whether there are situations where the Company would participate in an investment with or through other vehicles or other funds (e.g., “club deals”) (or has the Company done this in prior investments).

Generally, no.

16.
Please clarify whether the Company views the receipt of PIK interest and the extension of maturities as an additional "investment" which could cause an infraction of the "safe harbor" diversification test.

From a tax compliance standpoint, these transactions are not deemed "acquisitions" and therefore the safe harbor is not impacted.

In addition to the above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Securities and Exchange Commission
February 11, 2013

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that these responses fully address your comments.  If you have any questions regarding this response or require further information, please call me at (212) 715-9522.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George Silfen